Exhibit 99.2

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Contents

Introduction	2
Company Overview	2
Consolidated Results of Operations	3
Selected Quarterly Information	9
Reconciliation of Non-IFRS measures	10
Geographical Information	12
Revenues	12
Property, plant and equipment	12
Liquidity and Capital Resources	12
Cash Flows	13
Working Capital	14
Capital Resources	14
Off-Balance Sheet Arrangements	18
Share Capital	18
Financial Instruments & Risks	19
Risk Factors	22
Related Party Transactions	22
Recent and Subsequent Events	23
Caution Regarding Forward-Looking Statements	24
Caution Regarding Non-IFRS Financial Performance Measures	25
Internal Controls	25
Additional Information	25
Glossary of Terms	26

1

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Introduction

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”), dated November 14, 2022, should be read in conjunction with the Company’s third quarter 2022 unaudited interim period condensed consolidated financial statements and its accompanying notes, and the Company’s 2021 audited annual consolidated financial statements and its accompanying notes. In addition, the MD&A should be read in conjunction with the Company’s Annual Information Form dated March 28, 2022, which, along with the financial statements, is available on SEDAR at www.sedar.com.

The Company’s third quarter 2022 unaudited interim period condensed consolidated financial statements and its accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34. The Company’s third quarter 2022 unaudited interim period condensed consolidated financial statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

The Company utilizes a number of non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in the Glossary of Terms section of this MD&A.

Company Overview

The Company’s operations are predominantly in Canada and the United States, with new operations having commenced in Paraguay and Argentina in 2022. Bitfarms owns and operates server farms, comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin (“BTC”) Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the BTC network. The Company contributes its Hashrate, which is used to validate transactions (referred to as “Mining”), to a Mining Pool in exchange for cryptocurrency tokens. Bitfarms accumulates its mined cryptocurrencies or exchanges them for U.S. dollars, as needed, through reputable and established cryptocurrency trading platforms. 9159-9290 Quebec Inc. (Volta), a wholly-owned subsidiary of Bitfarms, assists the Company in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

Bitfarms operates seven server farm facilities in Quebec, Canada, with electrical infrastructure capacity of 142 MW for Mining BTC. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. On November 9, 2021, the Company acquired a Mining facility powered by hydro-electric green energy with a maximum capacity of up to 24 MW in Washington state as described in note 3 of the third quarter 2022 unaudited interim period condensed consolidated financial statements. The Company currently has 20 MW of operational electrical infrastructure and is in the process of upgrading the facility, as described in the Washington Expansion section of this MD&A. In January 2022, the Company began operating a server farm facility in Paraguay with electrical infrastructure of 10 MW powered by hydro-electric green energy. During 2021, the Company also secured 210 MW of natural gas-powered energy in Argentina and commenced the design, construction and procurement of infrastructure equipment for a mining facility at the energy source. In September 2022, the Company began operating a portion of the first warehouse with electrical infrastructure of 10 MW, as described in the Argentina Expansion section of this MD&A. In addition, Bitfarms owns proprietary software that is used to monitor, control, manage and secure its Mining operations. The software tracks individually the location and scans and reports the computing power and temperature of all Miners to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

2

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Consolidated Results of Operations Data

	Three months ended				Nine months ended
(U.S.$ in thousands except where indicated)	September 30,				September 30,
	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change

Revenues	33,247	44,774	(11,527)	(26)%	115,391	109,893	5,498	5%
Cost of sales	37,186	15,306	21,880	143%	92,789	37,758	55,031	146%
Gross (loss) profit	(3,939)	29,468	(33,407)	(113)%	22,602	72,135	(49,533)	(69)%
Gross margin	(12)%	66%	—	—	20%	66%	—	—

Operating expenses
General and administrative expenses	10,299	10,884	(585)	(5)%	39,534	24,310	15,224	63%
Realized loss on disposition of digital assets	44,329	177	44,152	nm	122,243	152	122,091	nm
Change in unrealized (gain) loss on revaluation of digital assets	(45,655)	(13,893)	(31,762)	229%	21,118	992	20,126	nm
Loss (gain) on disposition of property, plant and equipment	756	70	686	980%	1,692	(95)	1,787	nm
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	84,116	—	84,116	100%	84,116	—	84,116	100%
Impairment on goodwill	—	—	—	—	17,900	—	17,900	100%
Impairment reversal on property, plant and equipment	—	(1,860)	1,860	100%	—	(1,860)	1,860	100%
Operating (loss) income	(97,784)	34,090	(131,874)	(387)%	(264,001)	48,636	(312,637)	(643)%
Operating margin	(294)%	76%	—	—	(229)%	44%	—	—
Net financial (income) expenses	(8,251)	(616)	(7,635)	nm	(24,191)	23,936	(48,127)	(201)%
Net (loss) income before income taxes	(89,533)	34,706	(124,239)	(358)%	(239,810)	24,700	(264,510)	nm
Income tax (recovery) expense	(4,725)	10,973	(15,698)	(143)%	(17,603)	12,247	(29,850)	(244)%
Net (loss) income and total comprehensive (loss) income	(84,808)	23,733	(108,541)	(457)%	(222,207)	12,453	(234,660)	nm

Basic (loss) earnings per share (in U.S. dollars)	(0.40)	0.14	—	—	(1.09)	0.08	—	—
Diluted (loss) earnings per share (in U.S. dollars)	(0.40)	0.13	—	—	(1.09)	0.08	—	—
Gross mining profit (1)	16,789	35,448	(18,659)	(53)%	74,089	85,782	(11,693)	(14)%
Gross mining margin (1)	52%	82%	—	—	66%	80%	—	—
EBITDA (1)	(65,419)	41,755	(107,174)	(257)%	(177,217)	41,472	(218,689)	(527)%
EBITDA margin (1)	(197)%	93%	—	—	(154)%	38%	—	—
Adjusted EBITDA (1)	10,317	29,762	(19,445)	(65)%	50,442	73,265	(22,823)	(31)%
Adjusted EBITDA margin (1)	31%	66%	—	—	44%	67%	—	—

nm: not meaningful

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; refer to the Non-IFRS Financial Performance Measures section of this MD&A.

3

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Third Quarter 2022 Financial Results and Operational Highlights:

●	Revenues of $33.2 million, gross loss of $3.9 million (gross margin of negative 12%) including non-cash depreciation and amortization expense of $20.7 million, operating loss of $97.8 million (operating margin of negative 294%) including impairment expense of $84.1 million, and net loss of $84.8 million;
●	Gross mining profit[1] of $16.8 million (52% gross mining margin);
●	EBITDA[1] of negative $65.4 million (EBITDA margin of negative 197%);
●	Adjusted EBITDA[1] of $10.3 million (31% Adjusted EBITDA margin);
●	Mined 1,515 BTC with an average cost of $9,400 per BTC[2] and held 2,064 BTC valued at approximately $40.1 million as of September 30, 2022;
●	Increased Hashrate from 3.6 EH/s to 4.2 EH/s through the acquisition and installation of approximately 7,000 MicroBT Whatsminers.
●	Sold 2,595 BTC at an average price of $21,462 per BTC for total proceeds of $55.7 million, a portion of which was used to repay the credit facility by $15.0 million, bringing the total amount drawn on the facility to $23.1 million, with 1,620 of the Company’s 2,064 BTC pledged as collateral on the facility as of September 30, 2022;
●	Completed construction in July 2022 of the Leger facility and the first two phases of the Bunker facility, bringing the total capacity to 30 MW and 36 MW, respectively;
●	Washington state’s additional 3 MW of low-cost hydropower went online in July 2022, bringing total production from Washington state farms to 20 MW;
●	First of five 10 MW modules at the first warehouse under development in Argentina went online in September 2022;
●	Amended the credit facility that was due to mature October 1, 2022, extending the maturity by three months for a maximum of $40.0 million, of which $23.1 million was outstanding as at September 30, 2022, at an interest rate of 11.25%;
●	In August 2022, to better align the number of Miners on hand with the infrastructure capacity available to utilize the Miners, the Company entered into agreements with equipment vendors to postpone into 2023, without penalty, the remaining delivery of and payment for certain remaining equipment purchases; and
●	Raised $12.6 million of net proceeds through the Company’s at-the-market equity program, used primarily for payment commitments on orders of 49,200 miners with expected deliveries throughout 2022 and the first nine months of 2023.

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; refer to the Non-IFRS Financial Performance Measures section of this MD&A.
[2]	Represents the direct cost of BTC based on the total electricity costs, net of the gain on disposition of marketable securities used to pay Argentina energy costs in Argentine Pesos, and, where applicable, hosting costs related to the Mining of BTC, excluding electricity consumed by hosting clients, divided by the total number of BTC mined.

4

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Revenues

Revenues were $33.2 million for the three months ended September 30, 2022 (“Q3 2022”) compared to $44.8 million for the three months ended September 30, 2021 (“Q3 2021”).

The most significant factors impacting the decrease in Bitfarms’ revenues in Q3 2022, compared to Q3 2021, are presented in the table below. Revenues decreased mostly due to the decrease in average BTC price, offset by the increase in Bitfarms’ Hashrate in excess of the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	(USD)	% Change
Revenues, including Volta, for the three months ended September 30, 2021		1,050	44,774	—
Impact of increase in average Bitfarms’ BTC Hashrate in excess of the increase in network difficulty during Q3 2022 as compared to Q3 2021	1	465	19,231	43%
Impact of difference in average BTC price in Q3 2022 as compared to Q3 2021	2		(30,379)	(68)%
Other mining variance and change in Volta			(379)	(1)%
Revenues for the three months ended September 30, 2022		1,515	33,247	(26)%

Notes

1	Calculated as the difference in BTC mined in Q3 2022 compared to Q3 2021 multiplied by Q3 2021 average BTC price
2	Calculated as the difference in average BTC price in Q3 2022 compared to Q3 2021 multiplied by BTC mined in Q3 2022

Revenues were $115.4 million for the nine months ended September 30, 2022 (“YTD Q3 2022”) compared to $109.9 million for the nine months ended September 30, 2021 (“YTD Q3 2021”).

The most significant factors impacting the increase in Bitfarms’ revenues in YTD Q3 2022, compared to YTD Q3 2021, are presented in the table below. Revenues increased mostly due to the increase in Bitfarms’ Hashrate in excess of the increase in network difficulty, offset by the decrease in average BTC price.

(U.S. $ in thousands except where indicated)	Note	BTC	(USD)	% Change
Revenues, including Volta, for the nine months ended September 30, 2021		2,407	109,893	—
Impact of increase in average Bitfarms’ BTC Hashrate in excess of the increase in network difficulty during YTD Q3 2022 as compared to YTD Q3 2021	1	1,326	58,373	53%
Impact of difference in average BTC price in YTD Q3 2022 as compared to YTD Q3 2021	2		(51,268)	(47)%
Other mining variance and change in Volta and hosting revenues			(1,607)	(1)%
Revenues for the nine months ended September 30, 2022		3,733	115,391	5%

Notes

1	Calculated as the difference in BTC mined in YTD Q3 2022 compared to YTD Q3 2021 multiplied by YTD Q3 2021 average BTC price
2	Calculated as the difference in average BTC price in YTD Q3 2022 compared to YTD Q3 2021 multiplied by BTC mined in YTD Q3 2022

5

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Cost of Sales

Bitfarms’ cost of sales for Q3 2022 was $37.2 million compared to $15.3 million for Q3 2021. Cost of sales includes energy and infrastructure expenses, depreciation and amortization, electrician salaries and payroll taxes and purchases of electrical components. The increase in cost of sales was mainly due to the increase in energy and infrastructure expenses and non-cash depreciation and amortization expense. Energy and infrastructure expenses increased by $7.5 million, or 94%, mainly due to the Company adding new Miners, which increased energy utilization to an average of 152 MW during the quarter, compared to 64 MW for the same period in 2021, resulting in an increase in electricity costs of $8.7 million. The Company spent $0.4 million less to repair existing Mining hardware and upgrade existing facilities, which reduced energy and infrastructure expenses in Q3 2022 compared to the same period in the prior year. Depreciation and amortization expense increased by $14.5 million as the Company added new Miners and electrical infrastructure. The Company also incurred a $0.8 million increase in rent and other expenses mainly due to the rent agreement for the Washington facility which started during Q4 2021. The remaining difference is mainly due to the Company terminating its hosting agreements during 2021 under which a third party operated the Company’s equipment, resulting in $1.6 million lower energy and infrastructure costs in Q3 2022 compared to Q3 2021. The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and Provinces where the Company operates.

Bitfarms’ cost of sales for YTD Q3 2022 was $92.8 million compared to $37.8 million for YTD Q3 2021. The increase in cost of sales was mainly due to the increase in energy and infrastructure expenses and non-cash depreciation and amortization expense due to the addition of new Miners and an upgraded fleet. Energy and infrastructure expenses increased by $18.1 million, or 87%, mainly due to the Company adding new Miners, which increased energy utilization to an average of 126 MW during the period, compared to 62 MW for the same period in 2021, resulting in an increase in electricity costs of $18.6 million. The Company also invested additional resources to repair existing Mining hardware and upgrade existing facilities, which added $0.7 million to energy and infrastructure expenses in YTD Q3 2022 compared to the same period in the prior year. Depreciation and amortization expense increased by $37.5 million as the Company added new Miners and electrical infrastructure. The Company also incurred a $1.8 million increase in rent and other expenses mainly due to the rent agreement for the Washington facility which started during Q4 2021. The remaining difference in YTD Q3 2022 compared to YTD Q3 2021 resulted from the Company terminating its hosting agreements during 2021 under which a third party operated the Company’s equipment, resulting in $3.0 million lower energy and infrastructure costs during YTD Q3 2022.

General & Administrative Expenses

Bitfarms’ general and administrative expenses were $10.3 million in Q3 2022 compared to $10.9 million for Q3 2021. The decrease of $0.6 million, or 6%, in general and administrative expense was largely due to a $1.8 million decrease in non-cash share-based payment expense in connection with the Company granting 2,262,000 fewer stock options during the first half of 2022 compared to the same period in 2021. Offsetting the decrease in general and administrative expenses in Q3 2022 compared to Q3 2021 was a $0.3 million increase in salaries expense as a result of higher general wage and salary levels and hiring additional employees to support its international expansion. The Company’s insurance expense also increased by $0.6 million as a result of the increase of insured assets and increased industry-specific insurance premiums, as well as an increase in insurance premiums associated with the Company’s Nasdaq listing.

6

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

For YTD Q3 2022, Bitfarms’ general and administrative and other expenses were $39.5 million, compared to $24.3 million for the same period in 2021. The increase of $15.2 million, or 63%, in general and administrative expenses was mainly due to a $5.5 million increase in non-cash share-based payment expense in connection with the Company’s grant of stock options to purchase 5,523,000 common shares and 200,000 restricted share units during 2022 and stock options granted subsequent to Q1 2021. Other factors contributing to the increase in general and administrative expenses in YTD Q3 2022 compared to YTD Q3 2021 were a $1.8 million increase in professional and other fees, mainly in connection with a two-year consulting agreement with the previous owner of the Mining facility in Washington state; legal fees in connection with the Company’s ongoing compliance as a result of its Nasdaq listing, the Company’s TSX uplisting and at-the-market offering expenses; and increased public and investor relations activities. The Company also incurred a $1.8 million increase in salaries expense as a result of implementing incentive plans and hiring additional employees to support the Company’s international expansion. The Company’s insurance expense also increased by $3.1 million as a result of the increase of insured assets and increased industry-specific insurance premiums, as well as an increase in insurance premiums associated with the Company’s Nasdaq listing on June 21, 2021. In YTD Q3 2022, the Company incurred $1.9 million of shipping costs and duties when transferring its older generation Miners from Canada to Paraguay included in general and administrative expenses that did not exist in YTD Q3 2021.

Net financial income and expenses

Bitfarms’ net financial income for Q3 2022 was $8.3 million compared to $0.6 million for Q3 2021. The $7.7 million change was primarily related to a $11.4 million increase in gain on disposition of marketable securities related to the funding of the Argentina Expansion, that had just begun in Q3 2021. The Company has funded its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a company in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange. Offsetting the gain on disposition of marketable securities was the provision for the Argentina VAT receivable of $1.9 million in Q3 2022 related to the country’s historically high rate of inflation and length of time before the VAT receivable is refunded which was not applicable in Q3 2021. The Company’s loss on currency exchange decreased by $0.6 million mostly due to the strengthening of the U.S. dollar during Q3 2022. The increase of $2.5 million in interest expense on credit facility and long-term debt in Q3 2022, compared to the same period in 2021, was mostly due to the credit facility which commenced on December 30, 2021 and the equipment financing agreements which commenced on February 18, 2022 and June 15, 2022.

Bitfarms’ net financial income for YTD Q3 2022 was $24.2 million compared to net finance expenses of $23.9 million for YTD Q3 2021. The $48.1 million change was mainly due to a $42.0 million increase in gain on disposition of marketable securities related to the funding of the Argentina Expansion during YTD Q3 2022, which was partially offset by the provision on the Argentina VAT receivable of $6.9 million during the same period and by a $1.5 million increase in loss on currency exchange. The $48.1 million change was also due to a $19.5 million loss on the revaluation of warrants related to a private placement which closed on January 7, 2021 and a loan with Dominion Capital in Q1 2021 (the “Dominion Loan”), which were exercised in Q1 2021 and not applicable in YTD Q3 2022, in addition to a loss on embedded derivative of $2.6 million in Q1 2021 that no longer existed in YTD Q3 2022. Warrant issuance costs decreased by $0.7 million due to there being no issuance costs in YTD Q3 2022 compared to the costs for the 40,332,000 warrants granted in YTD Q3 2021. The interest expense on credit facility and long-term debt increased by $8.5 million during YTD Q3 2022, compared to the same period in 2021, as a result of the credit facility that commenced on December 30, 2021 and the equipment financing agreements that commenced on February 18, 2022 and June 15, 2022.

7

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets

As at September 30, 2022, as a result of the decline in the BTC price during the three and nine-month periods then ended, the Company performed an evaluation of the recoverable amount of the assets for the operating cryptocurrency mining facilities in Quebec, Washington state and Argentina separately. As the group of assets for each cash-generating unit (“CGU”) do not generate cash inflows that are independent of each other, the recoverable amount was calculated for each CGU comprised of the property, plant and equipment (“PPE”), right-of-use assets, long-term electricity deposits, long-term construction and equipment prepayments and favourable lease used in the operating cryptocurrency mining facilities in Quebec, Washington state and Argentina.

Based on its calculations, the Company determined that an impairment charge should only be recorded on its Argentina operating cryptocurrency mining CGU in the amount of $79.5 million during the three and nine months ended September 30, 2022, of which $48.9 million was allocated to equipment and construction prepayments, $1.6 million to right-of-use-assets and $29.0 million to PPE. The impairment loss was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets. The majority of assets included in the Argentina operating cryptocurrency mining CGU are funded through the conversion of U.S. dollars to Argentine Pesos, which generated a gain on disposition of marketable securities. The gain on disposition of marketable securities is reflected in the value of the assets before any impairment charge is incurred. The combined impact of the impairment charge on the operating Argentina CGU and the cumulative gain on disposition of marketable securities from Argentina is an expense of $29.0 million in profit or loss. For more details of the key assumptions used in the Quebec, Washington state and Argentina calculation, refer to note 6 of the third quarter 2022 unaudited interim period condensed consolidated financial statements.

In connection with the reverse acquisition of Bitfarms Ltd. (Israel), the Company engaged an independent appraiser to support management’s determination of fair value as at the acquisition date, April 12, 2018, of Suni, an iron ore deposit located in Canada held by the acquiree. The appraiser’s valuation report was based on the market comparison method and the analysis of similar assets. Following certain adjustments resulting from changes in the price of iron ore, among other variables, Suni’s value at April 12, 2018 was estimated at $9.0 million. Subsequently, it has been tested annually for impairment. An independent appraiser was engaged to determine Suni’s fair value as of September 30, 2022 due to the decline in the iron ore price during the three months ended September 30, 2022. Using the same method as the previous independent appraiser, the new appraiser determined that the fair value of Suni was $3.3 million, or $3.0 million after reflecting estimated costs to sell, compared to $7.2 million on December 31, 2021, which resulted in an impairment of $4.2 million during the three and nine months ended September 30, 2022 to Suni’s mineral assets book value. The impairment loss was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

Impairment on goodwill during the six months ended June 30, 2022

As a result of the decline in the BTC price during the six months ended June 30, 2022, the Company performed an evaluation of the recoverable amount of the property, plant and equipment and intangible assets for the Washington state cryptocurrency mining facility. As these groups of assets do not generate cash inflows that are independent of each other, the recoverable amount was calculated for the CGU comprised of the assets of BVVE and electrical equipment, long-term electricity deposits, land, building and favourable lease used in the cryptocurrency mining facility in Washington state.

Based on its calculation, the Company recorded an impairment loss on its Washington state cryptocurrency mining CGU resulting in an impairment charge to goodwill of $17.9 million during the three and six months ended June 30, 2022. The impairment loss was recognized in profit or loss under Impairment on goodwill. For more details of the key assumptions used in the calculation, refer to Note 3 of the third quarter 2022 unaudited interim period condensed consolidated financial statements.

8

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Selected Quarterly Information

(U.S. $ in thousands except earnings per share)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Revenues	33,247	41,815	40,329	59,598	44,774	36,687	28,432	11,324
Net (loss) income	(84,808)	(141,918)	4,519	9,677	23,733	(3,675)	(7,605)	(5,374)
Basic net (loss) earnings per share	(0.40)	(0.70)	0.02	0.05	0.14	(0.02)	(0.06)	(0.06)

(U.S. $ in thousands except where indicated)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Net (loss) income before income taxes	(89,533)	(161,234)	10,957	17,937	34,706	(3,071)	(6,935)	(5,090)
Interest expense	3,394	4,546	3,010	837	788	897	898	1,756
Depreciation and amortization expense	20,720	17,857	13,066	10,287	6,261	4,920	3,008	2,834
EBITDA	(65,419)	(138,831)	27,033	29,061	41,755	2,746	(3,029)	(500)
Share-based payment	3,961	7,927	6,105	10,036	5,787	6,342	420	403
Realized loss (gain) on disposition of digital assets	44,329	77,880	34	137	177	(47)	22	(65)
Change in unrealized (gain) loss on revaluation of digital assets	(45,655)	70,475	(3,702)	3,869	(13,893)	14,885	—	—
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	84,116	—	—	1,800	—	—	—	—
Impairment reversal on property, plant and equipment	—	—	—	—	(1,860)	—	—	—
Impairment on goodwill	—	17,900	—	—	—	—	—	—
Net financial (income) expenses and other	(11,015)	(16,666)	(8,030)	(4,628)	(2,204)	(146)	22,310	3,653
Adjusted EBITDA	10,317	18,685	21,440	40,275	29,762	23,780	19,723	3,491
Adjusted EBITDA margin	31%	45%	53%	68%	66%	65%	69%	31%

While the BTC mining industry experiences volatility, it is typically not subject to seasonality. Seasonal fluctuations in electricity supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, where power was sourced directly from Hydro-Quebec, Hydro-Magog and Hydro-Sherbrooke. The Company also had operations in Washington state which were powered by the Grant County Power Utility District and had operations in Paraguay which were powered by Compañia de Luz y Fuerza S.A. In Q3 2022, the Company began operations in Argentina, which were temporarily connected to the power grid until the private power producer obtains approval of its permit. Among other phenomena, changing weather in Quebec, Washington state, Paraguay or Argentina may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather unduly affecting the Company’s overall performance.

For Q3 2022 details, refer to the Revenues section, Cash Flows included in the Liquidity and Capital Resources section and Washington Expansion, Paraguay Expansion and Argentina Expansion included in the Capital Resources section of the MD&A.

9

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Reconciliation of Non-IFRS measures

The Company utilizes a number of non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information.

Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended				Nine months ended
(U.S.$ in thousands except where indicated)	September 30,				September 30,
	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change

Revenues	33,247	44,774	(11,527)	(26)%	115,391	109,893	5,498	5%

Net (loss) income before income taxes	(89,533)	34,706	(124,239)	(358)%	(239,810)	24,700	(264,510)	nm
Interest expense	3,394	788	2,606	331%	10,950	2,583	8,367	324%
Depreciation and amortization expense	20,720	6,261	14,459	231%	51,643	14,189	37,454	264%
EBITDA	(65,419)	41,755	(107,174)	(257)%	(177,217)	41,472	(218,689)	(527)%
Share-based payment	3,961	5,787	(1,826)	(32)%	17,993	12,549	5,444	43%
Realized loss on disposition of digital assets	44,329	177	44,152	nm	122,243	152	122,091	nm
Change in unrealized (gain) loss on revaluation of digital assets	(45,655)	(13,893)	(31,762)	229%	21,118	992	20,126	nm
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	84,116	—	84,116	100%	84,116	—	84,116	100%
Impairment on goodwill	—	—	—	—%	17,900	—	17,900	100%
Impairment reversal on property, plant and equipment	—	(1,860)	1,860	100%	—	(1,860)	1,860	100%
Net financial (income) expenses and other	(11,015)	(2,204)	(8,811)	400%	(35,711)	19,960	(55,671)	(279)%
Adjusted EBITDA	10,317	29,762	(19,445)	(65)%	50,442	73,265	(22,823)	(31)%
Adjusted EBITDA margin	31%	66%	—	—	44%	67%	—	—

nm: not meaningful

10

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended				Three months ended
(U.S.$ in thousands except where indicated)	September 30,				September 30,
	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Gross (loss) profit	(3,939)	29,468	(33,407)	(113)%	22,602	72,135	(49,533)	(69)%
Non-mining revenues (1)	(971)	(1,315)	344	(26)%	(2,342)	(3,219)	877	(27)%
Depreciation and amortization expense	20,720	6,261	14,459	231%	51,643	14,189	37,454	264%
Purchases of electrical components and other	690	586	104	18%	1,262	1,387	(125)	(9)%
Electrician salaries and payroll taxes	289	448	(159)	(35)%	924	1,290	(366)	(28)%
Gross mining profit (2)	16,789	35,448	(18,659)	(53)%	74,089	85,782	(11,693)	(14)%
Gross mining margin	52%	82%	—	—	66%	80%	—	—

(1) Non-mining revenues reconciliation:

	Three months ended				Nine months ended
(U.S.$ in thousands except where indicated)	September 30,				September 30,
	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Revenues	33,247	44,774	(11,527)	(26)%	115,391	109,893	5,498	5%
Less mining related revenues for the purpose of calculating gross mining margin:
Mining revenues	(32,276)	(43,459)	11,183	(26)%	(113,049)	(106,001)	(7,048)	7%
Hosting revenues	—	—	—	—%	—	(673)	673	100%
Non-mining revenues	971	1,315	(344)	(26)%	2,342	3,219	(877)	(27)%

(2) “Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales that do not directly relate to mining related activities. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues from mining related activities.

11

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Geographical Information

Revenues

Bitfarms’ revenues were $33.2 million in Q3 2022, compared to $44.8 million in Q3 2021. The decrease of $11.6 million, or 26%, in revenues was mainly due to Canada revenues of $27.3 million during Q3 2022 compared to $42.1 million in Q3 2021. US-based revenues increased by $1.9 million from the Company’s Washington operations in Q3 2022 when compared to the same period in the previous year. Paraguay and Argentina revenues were $1.1 million and $0.2 million in Q3 2022, respectively, compared to nil and nil in Q3 2021, respectively. For further details of the global increase in revenues, refer to the revenue reconciliation performed in the Consolidated Results of Operations section above.

For YTD Q3 2022, Bitfarms’ revenues were $115.4 million, compared to $109.9 million for the same period in 2021. The increase of $5.5 million, or 5%, in revenues was mainly due to US-based revenues from the Company’s Washington operations of $21.7 million during YTD Q3 2022 compared to $5.2 million in YTD Q3 2021. Revenues in Canada decreased by $14.2 million during YTD Q3 2022 when compared to the same period in the previous year. Further adding to the increase of revenues were the Paraguay and Argentina revenues of $3.0 million and $0.2 million in YTD Q3 2022, respectively, compared to nil and nil in YTD Q3 2021, respectively. For further details of the global increase in revenues, refer to the revenue reconciliation performed in the Consolidated Results of Operations section above.

Property, plant and equipment

As at September 30, 2022, Bitfarms had PPE of $220.1 million compared to a $136.9 million as at December 31, 2021. The increase of $83.2 million, or 61%, was primarily due to a $71.2 million increase of PPE in Canada, mainly relating to the delivery of approximately 24,000 miners from the Company’s 48,000 unit order, and was offset by a $9.0 million decrease of PPE in the US mostly due to depreciation expense incurred. Bitfarms also added PPE of $20.7 million with the expansion in Argentina.

Liquidity and Capital Resources

As discussed below, the Company’s current financing strategy involves selling BTC mined and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its expansion activities, operating expenses and debt service requirements. The Company anticipates requiring additional funds to complete its growth plans discussed in the Expansions section of this MD&A.

Although the Company operates through subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Since the second half of 2019, the Argentine government has instituted certain foreign currency exchange controls which could restrict the access of foreign currency, including the US dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of availability of sufficient national foreign currency reserves. Currently, the Company sends funds periodically to Argentina to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary will provide mining services to its Canadian parent which owns and will record revenue from the BTC mined in Argentina and, accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements.

12

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Cash Flows

	Nine months ended
(U.S.$ in thousands except where indicated)	September 30,
	2022	2021	$ Change	% Change
Cash, beginning of the period	125,595	5,947	119,648	nm
Cash flows from (used in):
Operating activities	3,169	(33,076)	36,245	110%
Investing activities	(144,541)	(129,207)	(15,334)	12%
Financing activities	51,542	199,624	(148,082)	(74)%
Exchange rate differences on currency translation	49	(21)	70	333%
Cash, end of the period	35,814	43,267	(7,453)	(17)%

nm: not meaningful

Cash Flows from Operating Activities

Cash flows from operating activities increased by $36.2 million during the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase in net cash flows from operating activities was primarily driven by the liquidation of 5,970 BTC for total operating proceeds of $105.0 million during the nine months ended September 30, 2022, compared to 95 BTC for total proceeds of $3.6 million for the same period in 2021. The increase is partially offset by higher energy and infrastructure costs, higher cash general and administrative expenses, interest and financial expenses paid, taxes paid and additional long-term deposits placed on infrastructure and miners in connection with the Company’s expansions.

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $15.3 million during the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. This was primarily due to $111.4 million of net additions to PPE for Miners and infrastructure buildout during the nine months ended September 30, 2022, compared to $56.5 million of net additions for the same period in 2021. This was offset by $44.3 million of net proceeds received from the purchase and disposition of marketable securities to fund the Argentina expansion activities compared to $2.3 million for the same period in 2021, as described in note 18 of the third quarter 2022 unaudited interim period condensed consolidated financial statements. $43.2 million was used to purchase 1,000 BTC, of which a portion was sold for proceeds of $20.7 million, as well as $54.9 million in advance payments made on new PPE, mostly related to securing the delivery of 48,000 MicroBT Miners and 1,200 Bitmain Miners for anticipated delivery throughout 2022 and the first nine months of 2023, as well as construction deposits relating to the Argentina expansion, compared to $75.0 million in advanced payments made on new PPE for the same period in 2021.

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $148.1 million from $199.6 million for the nine months ended September 30, 2021 to $51.5 million for the nine months ended September 30, 2022. During the nine months ended September 30, 2022, the Company raised $40.0 million of proceeds from the BTC-backed credit facility, $67.2 million of net proceeds from new long-term debt and $48.5 million of net proceeds from the Company’s at-the-market equity program. These proceeds were partially offset by payments relating to the credit facility, long-term debt and lease liabilities of approximately $76.9 million, $23.2 million and $4.1 million, respectively. During the nine months ended September 30, 2021, $149.0 million was raised from the issuance of common shares and warrants, $60.4 million was raised from the exercise of warrants and stock options and $10.9 million was raised from long-term debt. These proceeds were partially offset by long-term debt and lease repayments of $17.4 million and $3.3 million, respectively, including the repayment of the Dominion Loan.

13

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Working Capital

As at September 30, 2022, Bitfarms had working capital of $20.8 million compared to $185.9 million as at December 31, 2021. The decrease in working capital is mostly due to the decrease by $112.7 million in total digital assets (including the digital assets pledged as collateral) following the disposal of 5,970 BTC and the $21.1 million change in unrealized loss on revaluation of digital assets. The proceeds from the disposal of BTC were used in part to pay down the credit facility for a net decrease of $36.6 million, which was offset by the net increase of the current portion of long-term debt by $28.5 million following the additional funds raised from the February 2022 and June 2022 equipment financing agreements. Other proceeds were used primarily to acquire PPE and make deposits to secure orders of Mining hardware and electrical distribution equipment, which resulted in a decrease of cash of $89.8 million when comparing working capital as at September 30, 2022 to December 31, 2021.

Due to the numerous risks and uncertainties associated with Bitfarms’ business and industry, we are unable to estimate the exact amount and timing of our working capital requirements. Our future funding requirements will depend on many factors, including electricity rates and other service and infrastructure expenses; the evolving regulatory and tax environment of cryptocurrencies; counter parties’ performance of their contractual obligations; and the cost and timing of hiring new employees and of purchasing and selling equipment.

Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

In August 2022, to better align the number of Miners on hand with the infrastructure capacity available to utilize the Miners, the Company entered into amendment agreements with equipment vendors to postpone into 2023, without penalty, the remaining delivery of and payment for certain remaining equipment purchases. Based on the current capital budget and BTC prices, the Company presently anticipates that additional financing will be required to complete the required remaining payments on its order of 48,000 Miners scheduled for delivery throughout 2022 and the first nine months of 2023 and to complete construction of two warehouses in Argentina and Sherbrooke expansions. The Company also anticipates that additional financing will be required to purchase sufficient miners to utilize fully its maximum capacity in 2023. In order to achieve its business objectives, the Company can sell or borrow against the BTC that have been accumulated as of the date hereof as well as BTC generated from ongoing operations, which may or may not be possible on commercially attractive terms.

Bitfarms may manage its capital structure by reducing operating expenses and capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity. Refer to the Commitments and Liquidity Risk section of this MD&A for more details.

Digital Asset Management Program

In early January 2021, the Company implemented a BTC asset management program pursuant to which the Company added 3,301 BTC to its balance sheet during the year ended December 31, 2021. In January 2022, the Board of Directors (the “BOD”) authorized management to purchase 1,000 BTC. During the three months ended June 30, 2022, following the BOD approval, the Company sold 3,000 BTC in collateral to repay part of the credit facility and 350 BTC in treasury to manage liquidity levels. During the three months ended September 30, 2022, the Company sold 670 BTC in collateral to repay part of the credit facility and 1,925 BTC in treasury to manage liquidity levels. On August 1, 2022, management received approval from the BOD to sell the daily production, in addition to any sale of up to 1,000 BTC from treasury should market conditions be justified in the discretion of management. The purchase and disposal of BTC as described above while the Company continued to mine BTC resulted in the net reduction from December 31, 2021 to September 30, 2022 of 1,237 BTC for total holdings of 2,064 BTC as at September 30, 2022, valued at approximately $40.1 million based on a BTC price of approximately $19,400 as of September 30, 2022.

14

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Expansions

The Company has described its expansion plans below under the sections “Sherbrooke Expansion”, “Argentina Expansion”, “Paraguay Expansion” and “Washington Expansion”. The Company had set a revised corporate goal of reaching 5.0 EH/S by the end of 2022 based on the Company’s projected production capacity by year-end 2022 and reflecting adjustments to its Argentina deployment plan and current expansion opportunities in Canada and Paraguay. As of September 30, 2022, the Company achieved its 4.2 EH/s target.

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the prevailing price of BTC, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, the impact of COVID-19 on the supply chains described above and the Company’s ability to fund its initiatives. The Company’s expansion plans are reliant on a consistent supply of electricity at cost-effective rates; refer to the Economic Dependence on Regulated Terms of Service and Electricity Rates Risks of the MD&A for the year ended December 31, 2021 dated March 28, 2022 for further details.

Sherbrooke Expansion

Bitfarms completed Phases 1 and 2 of the Sherbrooke Expansion at the de la Pointe property in 2019, representing 30 MW of electrical infrastructure. In response to complaints concerning noise at the de la Pointe property and indications from Sherbrooke municipal officials that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions during 2020 and 2021. In response to the residents’ concerns, the Company constructed a sound barrier wall at a cost of approximately $0.3 million in 2020 and invested $0.7 million to install quieter exhaust structures and fans as well as other sound mitigating measures, including real-time sound monitoring equipment and feedback channels for residents to communicate directly with the Company.

In September 2021, the Company reached an agreement with the City of Sherbrooke to gradually retire Phases 1 and 2 of the Sherbrooke Expansion. Under the agreement, the Company has reduced its consumption at the de la Pointe property to 18 MW given that 66 MW of new electrical infrastructure elsewhere in the City of Sherbrooke was completed. The Company committed to entirely relocate its operations from Phases 1 and 2 of the Sherbrooke Expansion at the earlier of the completion of 80 MW of new electrical infrastructure in the City of Sherbrooke and February 28, 2023. In addition, the Company has the option to sell the building currently housing Phases 1 and 2 of the Sherbrooke Expansion to the City of Sherbrooke for approximately $2.3 million (CAD $3.0 million). The agreement does not restrict the ability of the Company to sell the building to a third party other than the City of Sherbrooke. On October 12, 2022, the Company signed an offer to purchase with a third party to sell the De la Pointe building, included in property, plant and equipment, for $3.6 million (CAD $5.0 million), which is expected to result in a gain on disposition of approximately $0.3 million.

In September and October 2021, the Company entered into lease agreements for two new facilities in Sherbrooke: “Leger” and “The Bunker”, respectively. These facilities will include similar sound mitigating mechanisms as were installed in the de la Pointe facility. Construction of Leger was completed in June 2022 with 30 MW of capacity available which currently accommodates approximately 7,500 new generation miners producing approximately 750 PH/s. The Bunker, representing 48 MW of capacity, is expected to be completed in three phases during 2022, and capable of accommodating 13,000 new generation miners producing approximately 1.3EH/s. Construction of the Bunker is expected to occur in three separate phases:

●	Phase one, representing 18 MW, was constructed in a pre-existing building. Internal infrastructure work began in Q4 2021 with the first 12 MW becoming operational in March 2022, and the remaining 6 MW was operating by June 2022.

●	Phase two, representing 18 MW, is in a portion of the building that was originally under construction. Internal infrastructure work began in Q1 2022 and the 18 MW was completed in July 2022.

●	Phase three, representing the remaining 12 MW, is in a portion of the building that is currently under construction and is expected to be completed in November 2022 and energized in December 2022.

15

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

The expected capital cost for the construction of the infrastructure for Leger and The Bunker is approximately $17 million to $19 million. As of the date of this MD&A, the Company has completed the Leger facility and phases one and two of The Bunker facility. As of September 30, 2022, the Company acquired $18.1 million of PPE and placed $1.6 million of additional deposits for property, plant and equipment for the construction of The Bunker. The Company expects to deploy a significant portion of its order of 48,000 MicroBT miners at these facilities with deliveries scheduled to arrive throughout 2022. The Miners expected to be installed in Sherbrooke have an estimated cost of $80 to $90 million. As of September 30, 2022, the Company added approximately 24,000 miners with a cost of $85.9 million. The Company’s commitments in connection with its order of 48,000 MicroBT Miners are outlined in the Commitments and Liquidity Risk section of this MD&A. The Company anticipates that these costs will be shared between the Leger and The Bunker facilities.

In March 2022, the Company acquired an existing building in Sherbrooke (“Garlock”) at a cost of approximately $1.8 million in cash and the issuance of 25,000 common share purchase warrants to the seller featuring a two-year life and a strike price of $3.47. The Garlock property, which is expected to be completed in two phases and be operational during November and December 2022, represents 18 MW of electrical infrastructure at an estimated cost of approximately $4.5 million, excluding the cost of the property. The Garlock property, combined with the Bunker and Leger properties, are intended to replace the de la Pointe property and fully utilize the Company’s power contracts totaling 96 MW in the municipality in accordance with the Company’s agreement with the City of Sherbrooke reached in September 2021.

Argentina Expansion

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer. The agreement establishes that the power producer will supply the Company with power at a rate of $0.03 per kilowatt hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours per year, and is subject to certain adjustments, variable pricing components and conditions. The pricing on the remaining four years of the eight-year energy contract will be determined by a formula that is largely dependent on natural gas prices. The agreement also allows for the power producer to renegotiate the rate if the ratio of the exchange rate under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50. For further details on the Company’s power purchase agreement, refer to the Economic Dependence on Regulated Terms of Service and Electricity Rates Risks section of the MD&A for the year ended December 31, 2021 dated March 28, 2022. In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately $0.1 million, with the power producer to lease land within the power producer’s property for the mining facility’s construction and operation. In September 2021, the Company entered into a contract with Proyectos y Obras Americanas S.A. (“PROA”) to provide engineering, procurement, and construction services for the Argentina facility. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina facility. Pursuant to an agreement signed with LPZ Hosting S.A.S (“LPZ”), LPZ is responsible for the detail engineering, purchasing management and execution of louvers, sound and noise system, electric installation, data network installation, air conditioning system, air extraction and filter systems, racks, closed-circuit television “(CCTV)”, fire detection and extinguisher system as well as installation of all low voltage works. Ingenia Grupo Consultor and Gieco S.A. (“Ingenia”) were retained as a consortium group responsible for the construction of provisional high voltage powerline and transformer station as well as the expansion of the 132 KW public bars of the power plant. Ingenia, under the supervision of LPZ, was also selected to carry out electrical data and CCTV assembly work for the first warehouse. The Company has also engaged Dreicon S.A. as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule. As of September 30, 2022, the Company has placed deposits of $11.0 million and $3.7 million with suppliers for construction costs and for BVVE and electrical components, respectively. The Company has also acquired $34.9 million of PPE, incurred $0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on disposition of marketable securities of $50.5 million associated with the conversion of funds into the Argentine Pesos for disbursements. The facility, if fully developed, is expected to comprise up to four separate warehouse-style buildings. The adverse impact of recent geopolitical events on natural gas prices, as well as new importation restrictions, as detailed below, is leading the Company to reassess the timing of its build out and deployment at this facility. The first warehouse, which is included in the capacity needed to reach the 5.0 EH/s figure, represents approximately 50 MW of incremental infrastructure capacity. As of October 31, 2022, 10 of the 50 MW were operational with an additional 8 MW expected to be operational by year-end, for a total of 18 MW. As of November 14, 2022, construction of the first warehouse was completed, but not yet fully commissioned. Since October 17, 2022, a new importation system, called Sistema de importaciones de la República Argentina (“SIRA”) replaced the previous one called Sistema integral de monitoreo de importaciones (“SIMI”). The SIRA system, which aims to put additional controls on the importations and to limit the outflow of U.S. dollars from the country, imposed additional restrictions on the importation of crypto mining equipment. As a result, and for reasons beyond its control, the Company has been forced to slowdown the deployment of its Miners fleet. The remaining 32 MW to complete the first warehouse is contemplated to be operational as soon as importation restrictions ease.

16

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

The second warehouse represents approximately 50 MW of infrastructure capacity and is expected to be completed during 2023. The cost of developing the first two warehouses is currently estimated to range from $55 million to $65 million, including the installation of high voltage lines and a substation, net of any expected gains on disposition of marketable securities in connection with the Company’s mechanism for funding the Argentina Expansion, as described above, and excluding importation costs. All four warehouses, if built, are expected to be able to accommodate over 55,000 new generation Miners, and be capable of producing approximately 5.5 EH/s. The Company plans to deploy a significant portion of its order of 48,000 MicroBT miners at this facility, with deliveries currently expected to arrive throughout 2022 and the first nine months of 2023. The Company’s commitments in connection with its order of 48,000 MicroBT Miners are outlined in the Commitments and Liquidity Risk section of this MD&A.

Paraguay Expansion

During the year ended December 31, 2021, the Company entered into an annually renewable 10 MW power purchase agreement with Villarica’s electricity distribution company, Compañía Luz y Fuerza SA (“CLYFSA”), at a current effective electricity cost of $0.036 per kilowatt hour. The Company also entered into a five-year lease agreement with another counterparty, beginning August 1, 2021 with monthly payments of $20,000, to lease land at the existing facility. The construction of the facility cost $1.1 million, was completed in December 2021 and became operational in January 2022. Currently, the facility accommodates 2,900 of the Company’s older generation Miners and generates approximately 125 PH/s.

On July 18, 2022, the Paraguayan Congress approved a bill regulating the mining, trading, intermediation, exchange, transfer, custody and administration of crypto-assets and instruments that would allow control of crypto-assets. The proposed legislation aimed to create an attractive regulatory environment within the country through the establishment of a straightforward licensing regime that clearly establishes the requirements to operate crypto-assets activities in the Country. Approved by both chambers, the law has been submitted to the executive branch, where the President has the power to approve or veto it. On August 30, 2022, the law was vetoed by the President and was returned to the congress to be discussed again. It is unknown if a new law will be approved and when.

On September 16, 2022, the executive branch issued decree No. 7824/22 by which the National Electricity Administration (“ANDE”) was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors. In this context, ANDE, through resolution No. 7824/22, dated October 4, 2022, created the Special Intensive Consumption Group, which includes supplies at very high voltage (220 kV), high voltage (66 kV), medium voltage (23 kV) at the substation and at the line, and set up the tariffs until December 2027. This Special Intensive Consumption group applies, among others, to crypto asset mining activities. While the new ANDE tariffs have no impact in our current activities in Paraguay as our contract is with the local supplier CLYFSA as detailed above, it may, however, be relevant to future operations in Paraguay.

Washington Expansion

On November 9, 2021, the Company completed the acquisition of a facility in Washington state consisting of 12 MW of hydro-electric power purchase agreements, an additional 12 MW of in-process applications for expanded power-purchase agreements, transformers with 17 MW of capacity, land, buildings, electrical distribution equipment and a below market lease for a 5 MW facility that was set to expire on November 8, 2022. On October 20, 2022, the Company renewed the lease for a period of 23 months with similar terms. During the three months ended June 30, 2022, the Company added 3 MW of electrical infrastructure and is currently operating approximately 20 MW of electrical infrastructure with the majority of the Company’s Antminer S19j Pro Miners generating approximately 600 PH/s in this facility. The Company’s power supplier has provided a preliminary indication that the next 6 MW of in-process applications are expected to be energized in the first half of 2023 with the remaining 3 MW of in-process applications estimated to be energized in Q2 2024. Upon closing of the transaction, the Company transferred approximately $23.0 million in cash and 415,000 Common shares with a value of $3.7 million on the closing date. The net identifiable assets acquired include electrical distribution equipment valued at $6.0 million, buildings valued at $0.7 million, land valued at $0.1 million and a favourable lease valued at $2.0 million. The acquisition resulted in the Company recording goodwill of $17.9 million, which was determined as at June 30, 2022 to be fully impaired as a result of the decrease in the price of BTC.

17

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Off-Balance Sheet Arrangements

As at November 14, 2022, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

Share Capital

As of the date of this MD&A, the Company has 217,572,000 common shares outstanding, 10,498,000 vested and 7,317,000 unvested stock options, 19,453,000 warrants outstanding and 400,000 restricted stock units. There are no preferred shares outstanding.

At-The-Market Equity Program

Bitfarms commenced an at-the-market (ATM) equity program on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which includes the base shelf prospectus. The Company may, at its discretion and from time-to-time, sell common shares of the Company as would result in the Company receiving aggregate proceeds of up to $500 million. During the year ended December 31, 2021, the Company issued 23,923,000 common shares in exchange for gross proceeds of $150.3 million at an average share price of approximately USD$6.28. The Company received net proceeds of $145.6 million after paying commissions of $4.5 million to the Company’s agent, in addition to $0.2 million of other transaction fees. During the three months ended September 30, 2022, the Company issued 9,357,000 common shares in exchange for gross proceeds of $13.0 million at an average share price of approximately USD$1.39. The Company received net proceeds of $12.6 million after paying commissions of $0.5 million to the Company’s agent.

During the nine months ended September 30, 2022, the Company issued 20,835,000 common shares in exchange for gross proceeds of $50.2 million at an average share price of approximately USD$2.41. The Company received net proceeds of $48.5 million after paying commissions of $1.6 million to the Company’s agent, in addition to $0.1 million of other transaction fees. Since the ATM commenced, the Company has issued 44,758,000 common shares for net proceeds of $194.1 million as of September 30, 2022.

The Company has used and intends to continue to use the proceeds from the ATM equity program to prudently support the growth and development of the Company’s Mining operations, as described under the Expansions section of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual uses of proceeds from the commencement of the ATM equity program through September 30, 2022:

(U.S. $ in thousands except where indicated)

Categories	Use of proceeds as of September 30, 2022
MicroBT Miners	83,289
Bitmain Miners	24,057
Washington Expansion	26,106
Sherbrooke Expansion	19,712
Argentina Expansion, net of gain on disposition of marketable securities	37,140
Cowansville Expansion	573
Paraguay Expansion	3,230
194,107

The Company intends to continue to explore expansion opportunities in new and existing facilities, subject to market conditions and the ability to continue to obtain suitable financing.

18

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Financial Instruments and Risks

The Company’s financial assets include cash, trade receivables, and other assets. The Company’s financial liabilities include trade payables and accrued liabilities, credit facility, and long-term debt.

The Company’s financial instruments expose it primarily to credit, counterparty, liquidity, foreign currency, concentration and custody of digital assets risks.

Credit Risk and Counter Party Risk

Credit risk and counter party risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents. There is a risk of suppliers of mining hardware failing to meet their contractual obligations, which may result in late deliveries or significant long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from larger more established suppliers with whom the Company has existing relationships and knowledge of their reputation in the market, as described in Note 8 of the third quarter 2022 unaudited interim period condensed consolidated financial statements. The Company also insures the majority of its construction deposits for the Argentina facility in order to mitigate the risk of supplier’s not meeting their contractual obligations. The risk regarding cash and cash equivalents is mitigated by holding the majority of the Company’s cash and cash equivalents through a Canadian chartered bank. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is based on management’s assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.

Commitments and Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they become due. The Company’s policy is to monitor its cash balances, BTC holdings and planned cash flows generated from operations and financing activities to ensure, as far as possible, that it maintains sufficient liquidity to meet its projected financial obligations.

The Company has entered into agreements with Mining hardware manufacturers that require significant deposits in advance of receiving the revenue-generating equipment. The Company may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets in order to maintain sufficient liquidity to meet its contractual obligations with Mining hardware manufacturers.

The Company has deposits on Mining hardware and electrical components in the amount of $21.7 million. These deposits are mainly for orders placed on 48,000 Whatsminer miners and 1,200 Antminers with expected delivery throughout 2022 and the first nine months of 2023. The table below outlines the Company’s remaining payment obligations in connection with the 48,000-unit and 1,200 Antminer purchase agreements described above, presented in thousands of U.S. dollars:

September 30,
2022
Three months ending December 31, 2022	6,462
Three months ending March 31, 2023	13,447
Three months ending June 30, 2023	13,313
Three months ending September 30, 2023	12,128
45,350

19

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

The Company may require additional sources of financing to meet the payment obligations included in the table above. If the Company were unable to obtain such financing, or if the BTC price and network difficulty adversely impacted the Company’s liquidity, then the Company may have difficulty meeting its payment obligations. If the Company were unable to meet its payment obligations, there could result in the loss of equipment prepayments and deposits paid by the Company under the purchase agreements and remedial legal measures taken against the Company which may include damages and forced continuance of the contractual arrangement. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

The Company has observed high demand and supply constraints for Mining hardware in recent periods. In order to meet its growth objectives, the Company may enter into additional contracts for Mining hardware that may require significant additional deposits and fixed contractual payments. These contracts would be subject to risks that are similar to risks in the Company’s existing contracts, mainly with respect to the Company’s liquidity and ability to meet its payment obligations as well as counterparty risks, including delays in delivery and deposits that may not be realized.

Lease liabilities include financial obligations with contractual maturities, inclusive of interest, presented in thousands of U.S. dollars as of September 30, 2022, as follows:

September 30,
2022
2022	2,205
2023	3,615
2024	2,624
2025	2,518
2026 and thereafter	11,405
22,367

Long-term debt includes financial obligations with contractual maturities, inclusive of interest on long-term debt and the Company’s revolving credit facility, and assuming the credit facility is not rolled over at maturity (in contrast to current practice and management’s expectations), presented in thousands of U.S. dollars as of September 30, 2022, as follows:

September 30,
2022
2022	35,176
2023	43,320
2024	6,802
85,298

The Company’s credit facility, with an outstanding balance of $23.1 million as of September 30, 2022, is secured by BTC, with the minimum value of BTC pledged as collateral calculated as 135% of the amount borrowed. The Company is required to contribute additional collateral to the Lender any time the value of the BTC pledged as collateral is below 125% of the amount borrowed. The Company also has the right to require the Lender to return BTC when the value of the BTC pledged as collateral exceeds 145% of the amount borrowed. A substantial decrease in BTC price may result in the Company being unable to meet the minimum BTC collateral requirements, which could result in the disposition of the Company’s BTC pledged as collateral by the Lender or repayment of the facility in fiat currency on demand.

20

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

As part of the NYDIG equipment financing agreement, the Company must maintain in an identified wallet an approximate quantity of BTC whose value equates to one month of interest and principal payments on the outstanding loan.

Foreign Currency Risk

The Company is exposed to fluctuations in currency exchange rates which could negatively affect its financial condition and results of operations. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally sold in U.S. dollars and the Company’s costs with respect to its Canadian and Argentine operations are incurred principally in Canadian dollars and the Argentine Peso, respectively. The appreciation of non-U.S. dollar currencies against the U.S. dollar in the future could increase the cost of Mining and the Company’s expansion activities in U.S. dollar terms. In addition, the Company holds cash balances in U.S. dollars, Canadian dollars and Argentine Pesos, the values of which are impacted by fluctuations in currency exchange rates. In particular, the Company expects to hold cash and significant value-added taxes receivable in Argentine Pesos. Historically, the Argentine Peso has devalued significantly when compared to the U.S. dollar due to high levels of inflation in Argentina, which may result in the Company incurring future foreign exchange losses on its Argentine Peso denominated balances. As described in the Argentina Expansion section of this MD&A, the power purchase agreements allow the power producer to renegotiate the rate if the ratio of the exchange rate under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50. As of September 30, 2022, the ratio was 2.07.

Concentration risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The cryptocurrency mining industry is highly volatile with significant inherent risk. The Company also holds a significant portion of its working capital in BTC and has a revolving credit facility collateralized by BTC and subject to margin calls. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations and the carrying value of its assets. The Company does not currently hedge the conversion of cryptocurrencies to fiat currency.

Custody of digital assets

The Company’s BTC is mined to multi-signature wallets that the Company controls. On a regular basis, the Company transfers BTC from its multi-signature wallets to an external third-party custodian, Coinbase Custody, LLC (“Coinbase Custody”). Coinbase Custody is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Currently, Coinbase Custody provides only custodial services to the Company and does not use a sub-custodian. Coinbase Custody is not a related party to the Company. Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the U.S. Investment Advisers Act of 1940, as amended.

In early January 2021, the Company implemented a BTC asset management program with approval from the BOD to sell BTC to manage liquidity levels as described in the Digital Asset Management Program section above, pursuant to which the Company has accumulated 2,044 BTC, net of BTC sales, valued at $34.8 million to its balance sheet as of November 11, 2022. As of the date of this MD&A, 99% of the Company’s BTC are held in custody with Coinbase Custody or held as collateral within Coinbase Custody by NYDIG and Galaxy Digital LLC, the counterparties to the Company’s equipment financing and revolving credit facility, respectively.

Coinbase Custody maintains an insurance policy of $320 million for its cold storage; however, the Company cannot ensure that the limits of this policy would be available to the Company or, if available, sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase may not be recoverable in the event of bankruptcy by Coinbase or its affiliates. In its quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on November 3, 2022, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

21

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Risk Factors

The Company is subject to a number of risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties which Management considers as the most material to the Corporation’s business are described in the section entitled Other Risks of the Company’s Management’s Discussion and Analysis for the year-ended December 31, 2021 dated March 28, 2022. Other than the disclosure above, these risks and uncertainties have not materially changed, other than the risk described below, and are hereby incorporated by reference.

Possibility of Bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make Bitfarms less competitive and ultimately adversely affect Bitfarms’ business

Proof of stake is an alternative method in validating cryptocurrency transactions. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (lower priced electricity, processing, real estate, or hosting) less competitive. Bitfarms, as a result of its efforts to optimize and improve the efficiency of its Bitcoin mining operations, may be exposed to the risk in the future of losing the benefit of Bitfarms’ capital investments and the competitive advantage Bitfarms hopes to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on Bitfarms’ ability to continue as a going concern or to pursue its new strategy at all, which could have a material adverse effect on Bitfarms’ business, prospects or operations and potentially the value of any Bitcoin that Bitfarms mines or otherwise acquires or holds for its own account.

Related Party Transactions

During the three and nine months ended September 30, 2022, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $0.1 million and $0.3 million for the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021: $0.1 million and $0.4 million, respectively), to companies controlled by certain directors.

2.	Bitfarms entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $0.4 million and $0.8 million for three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021: $0.2 million and $0.5 million, respectively).

The transactions listed above were incurred in the normal course of operations.

22

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Recent and Subsequent Events

At-The-Market Equity Program

During the period from October 1, 2022, to November 14, 2022, the Company issued 1,861,000 common shares in exchange for gross proceeds of $1.9 million at an average share price of approximately USD$1.04. The Company received net proceeds of $1.8 million after paying commissions of $0.1 million to the Company’s agent.

Sale agreement of De la Pointe

On October 12, 2022, the Company signed an offer to purchase with a third party to sell the De la Pointe building, included in property, plant and equipment, for $3.6 million (CAD $5.0 million), which is expected to result in a gain on disposition of approximately $0.3 million.

Extension of lease in Washington state

On October 20, 2022, the Company signed a lease extension for its facility in Washington state for a period of 23 months with similar terms, which has taken effect in November 2022.

Significant Accounting Estimates

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board and are based on the same accounting policies as those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Please refer to Note 2, Basis of presentation and significant accounting policies and Note 3, Significant accounting judgement and estimates, of the Company’s 2021 audited consolidated financial statements for more information about the significant accounting policies and the significant accounting judgments and estimates used to prepare the unaudited interim condensed consolidated financial statements, respectively.

23

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	BTC Halving event;
●	COVID 19 pandemic;
●	Counterparty risk;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price and BTC network difficulty;
●	the speculative and competitive nature of the technology sector;
●	dependency in continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact our results of operations;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	political and regulatory risk;
●	adoption of ESG practices and the impacts of climate change;
●	third party supplier risks; and
●	other factors beyond the Company’s control.

24

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a complete list of factors that could affect the Company, please refer to the risk factors contained in the section “Risk Factors” of the Annual Information Form of the Company dated March 28, 2022. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS.  They are therefore unlikely to be comparable to similar measures presented by other companies.  The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenues. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized and change in unrealized gains or losses on disposition and revaluation of digital assets; (v) gain on disposition of marketable securities; and (vi) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenues. “Gross mining profit” is defined as Gross Profit before: (i) non-mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; and (iv) electrician salaries and payroll taxes. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Mining related revenues.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

Internal Controls

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the quarter ended September 30, 2022.

Additional Information

Additional information and other publicly filed documents relating to the Company are available through the internet on SEDAR at www.sedar.com.

25

BITFARMS LTD.
Management’s Discussion and Analysis
(In U.S. dollars, except where otherwise indicated)

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the Mining of Litecoin which use the Scrypt algorithm.

Bitcoin (BTC): BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the BTC network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the BTC network issues Block Rewards through the Mining process.

Block Reward: A BTC block reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 BTC per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Exahash: One quintillion (1,000,000,000,000,000,000) hashes per second or one million Terahash.

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of BTC transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, BTC Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.

Mining Pool: A Mining pool is a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The BTC network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in BTC Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the BTC network to validate transactions on the BTC Blockchain.

Terahash: One trillion (1,000,000,000,000) hashes per second.

26